Exhibit 99.1
Semantix Announces Fourth Quarter and
Full Year 2022 Financial Results
Proprietary SaaS Revenue increases 67% in 4Q22 compared to 4Q21
March 28, 2023
SÃO PAULO--(BUSINESS WIRE) - March 28, 2023 - Semantix, Inc. (NASDAQ: STIX), a leading Latin American end-to-end data and AI platform provider, today announced its financial results for the fourth quarter and the year ended December 31, 2022.
“We believe our positioning at the forefront of emerging data, analytics and AI technologies was reflected in strong Proprietary SaaS revenue growth in the fourth quarter, thus solidifying Proprietary SaaS as a key driver of growth in our business. We plan to accelerate our go-to-market plan with this differentiated offering” said Leonardo Santos, CEO and Founder of Semantix. “We are thrilled with the ongoing innovation in our product portfolio, with newer solutions leveraging data and enabling our customers to develop positive business outcomes, further enhancing their growth potential. With three acquisitions completed since our company's listing on Nasdaq, we look forward to gaining further momentum and focus on high quality revenues in 2023.”
Fourth Quarter 2022 Financial Highlights
•Net revenue for the fourth quarter of 2022 was R$96 million, an increase of 132% year-over-year, with relevant increases in each of Semantix’s revenue lines.
•Proprietary SaaS revenue grew 67% year-over-year.
•Gross profit increased 167% year-over-year, with gross margin improving 7 percentage points year-over-year to 54% in the fourth quarter of 2022, mainly supported by Proprietary SaaS growth year-over-year.
•Semantix had 17 customers each contributing more than US$1 million in revenue in 2022.
•Adjusted EBITDA loss in the fourth quarter was R$26 million, due primarily to ramping investments in talent as well as sales and marketing efforts.
•Cash and cash equivalents of R$338 million as of December 31, 2022. Net cash (net of the loans and borrowings) was R$ 259 million as of December 31, 2022.
Full Year 2022 Financial Highlights
•Net revenue for 2022 was R$262 million, an increase of 24% year-over-year, supported by material increases in each of Semantix’s revenue lines.
•Proprietary SaaS revenue grew 38% year-over-year.
•Gross profit increased 38% year-over-year, with gross margin improving 5 percentage points year-over-year to 45% in 2022 supported by Proprietary SaaS growth.
•Adjusted EBITDA loss in 2022 was R$69 million, mainly due to ramping investments in talent as well as sales and marketing efforts.

Fourth Quarter 2022 Key Business Highlights
•People and leadership: Semantix hired Maurice Mello, a former executive at Google, Microsoft, and SAP, as the new Executive Vice President of Sales and Marketing.
•Product Development:
◦Launched two relevant new products as part of our proprietary Semantix Data Platform (“SDP”):
•Semantix Data Marketplace: Enabling customers to access organized and curated third-party data, significantly increasing our total addressable market in the data marketplace area.
•Semantix GenAI: an industry-agnostic set of tools designed to streamline the development, training, and deployment of generative AI applications for businesses.
◦Completed integration of the recent acquired Zetta Health platform with the SDP.
◦Updated SDP’s integration module adding 17 new features, improving overall performance and strengthening our low-code product profile.
•Recent Acquisitions:
◦Elemeno: On February 21, 2023, Semantix completed the acquisition of Elemeno, a US-based, cloud-managed, machine learning operations (MLOps) platform provider. The acquisition aims to enhances Semantix's MLOps suite of products and expands the company's presence in the US market strengthening innovation and proprietary technology development capacities, particularly in the area of artificial intelligence and generative AI.
◦ATSaúde: In March 2023, Semantix acquired ATSaúde’s assets, businesses, and operations. ATSaúde specializes in collecting and organizing public databases in the healthcare sector. Its platform processes, organizes, and curates data, generating insights, recommendations, and reports for the pharmaceutical industry and sector organizations.
Fourth Quarter and Full Year 2022 Financial Metrics
(In BRL million, except for percentages)

	4Q 2022	4Q 2021	Y/Y Change	2022	2021	Change
Net Revenue	R$ 96	R$ 41	132%	R$ 262	R$ 212	24%
Gross Profit	R$ 52	R$ 19	167%	R$ 119	R$ 86	38%
Gross Margin	54%	47%	7 pp	45%	41%	4 pp
Adjusted EBITDA	(R$ 26)	(R$8)	-	(R$ 69)	(R$ 25)	-
Adjusted EBITDA Margin	(27%)	(20%)	(7 pp)	(26%)	(12%)	(14 pp)

	Dec 31, 2022	Dec 31, 2021	Change
Cash and Cash Equivalents	R$ 338	R$ 52	548%
Net Cash (Debt)	R$ 259	(R$ 94)	-

Financial Outlook
Based on current market conditions and management expectations, and subject to a variety of factors described below, Semantix expects that:
•Proprietary SaaS revenue will be between R$ 75 million and R$ 80 million, implying growth in the range of 40% and 50% in 2023 compared with 2022.
•Total revenue will increase above 10% compared to the previous year.
Historically, Semantix has received a higher volume of orders from new and existing customers during the second half of the year and, in particular, in the fourth quarter of each year, which we believe is due to, among other factors, the procurement, budgeting, and deployment cycles of many of our customers, particularly large enterprise customers.
Conference Call and Webcast Information
Semantix will host a conference call today, March 28, 2023, at 8:30 a.m. Eastern Time to discuss its financial results and financial outlook. The conference call will be webcast live on Semantix’s Investor Relations website at ir.semantix.ai/news-events/events. Parties interested in participating via telephone may register using this online form. Upon registration, all telephone participants will receive the dial-in number along with a unique PIN number that can be used to access the call. A replay of the conference call webcast will be archived on Semantix’s Investor Relations website for at least 30 days.
Forward-Looking Statements
This press release and the earnings call referencing this press release contain forward-looking statements and forward-looking information within the meaning of applicable United States securities legislation that involve substantial risks and uncertainties (collectively herein referred to as “forward-looking statements”). All statements other than statements of historical facts contained in this press release and addressed on our earnings call, including statements regarding our future financial position, results of operations, business strategy and plans and objectives of management for future operations, are forward-looking statements. For example, forward-looking statements include, without limitation, statements concerning the following: the growth of Semantix’s business and its ability to realize expected results, including with respect to its net revenue, gross profit, gross margin, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, cash and cash equivalents and net cash (debt); the viability of its growth strategy, including with respect to its ability to grow market share in Brazil and internationally, particularly through the expansion of its proprietary SaaS data solutions, grow revenue from existing customers, and consummate and achieve expected benefits through acquisitions; opportunities, trends and developments in the data industry, including with respect to future financial performance in the industry; the size of Semantix’s total addressable market; macroeconomic and geopolitical factors, including as a result of the policies and actions of the new administration in Brazil following the 2022 presidential election. In some cases, you can identify forward looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “trend” or other similar expressions (or the negative versions of such words or expressions).
Such forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements and could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this press release and the earnings call referencing this press release, those results or developments may not be indicative of results or developments in subsequent periods. Although Semantix has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking information contained in this press release and the earnings call referencing this press release are based on current estimates, assumptions, expectations and projections, including with respect to the management’s expectations regarding Semantix’s growth based on historical financial results and anticipated commercial developments, the anticipated success of current strategies for market penetration in Brazil and globally in light of competition from existing market participants and the emergence of competitors in the future, management’s expectations with respect to the development of technology and other proprietary intellectual property by Semantix based on existing technological realities and strategies with respect to intellectual property development, management’s expectations regarding the likelihood Semantix will be able to enter into commercial arrangements with relevant third-parties and customers, Semantix’s ability to maintain adequate margins based on financial metrics available to management, the ability of Semantix to finance its ongoing capital needs, the continued involvement of Semantix’s management in Semantix’s operations and the ability of Semantix to attract and retain talent in the future, which are based on the information available as of the date of this press release, and, while considered reasonable by Semantix, are inherently uncertain. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Semantix. In particular, historical results should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.
Nothing in this press release and the earnings call referencing this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release and the earnings call referencing this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. This press release also contains certain financial forecast information of Semantix. Such financial forecast information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial forecast information contained in this press release, and the inclusion of such information in this press release should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. You must make your own determinations as to the reasonableness of these projections, estimates, goals, trends and other statements and should also note that if one or more estimates change, or one or more assumptions are not met, or one or more unexpected events occur, the performance and results set forth in such projections, estimates, goals, trends and other statements may not be achieved. We can give no assurance as to future operations, performance, results or events.
WE DO NOT UNDERTAKE ANY OBLIGATION AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, ANY FINANCIAL FORECASTS CONTAINED HEREIN TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS. HOWEVER, WE MAY ELECT TO UPDATE OUR BUSINESS OUTLOOK AT ANY TIME FOR ANY REASON.

Non-GAAP Financial Measures
This press release includes certain non-IFRS financial measures (including on a forward-looking basis) and industry metrics such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin and net cash (debt). These measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Semantix believes that these measures (including on a forward-looking basis) provide useful supplemental information to investors about Semantix, particularly as they exclude the impacts of certain events that we believe are isolated in nature incurred as part of our recent expansion and, therefore, not reflective of our underlying results. Semantix’s management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Semantix’s management uses forward-looking non-IFRS measures to evaluate Semantix’s projected financials and operating performance. However, there are a number of limitations related to the use of these measures, including that they exclude significant expenses that are required by IFRS to be recorded in Semantix’s financial statements, including certain research expenses, provisions, expenses related to our stock option plans and other expenses related to our expansion, including our recently-completed business combination and other acquisitions. In addition, other companies may calculate non-IFRS measures or industry metrics differently or may use other measures to calculate their financial performance, and therefore, Semantix’s non-IFRS measures and industry metrics may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.
Other Business Metrics
Proprietary SaaS and Resale of Third-party Software: Proprietary SaaS consists of Semantix’s data platform software, while Resale of third-party Software consists of the resale of licenses from third-party data platform software providers.
Customers with Trailing 12-Month Revenue Greater than US$1 Million: Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, and a wider range of potential use cases. As a measure of our ability to scale with our customers and attract large enterprises, we count the number of customers that contributed more than US$1 million in revenues in the trailing 12 months, considering the Brazilian real to US Dollar exchange rate as of December 31, 2022. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.
Net Cash (Debt): Net cash (debt) reflects Semantix’s cash and cash equivalents balance at a given date in time, net of the loans and borrowings balance as of the same date.

About Semantix
Semantix is Latin America’s first fully integrated data software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.
Semantix Inc.
Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (1)
(in BRL thousands)

	Three Months Ended,		Year Ended,
	December 31		December 31
	2022	2021	2022	2021
Revenues	95,914	41,360	262,094	211,659
Cost of sales	(43,971)	(21,917)	(143,327)	(125,454)
Gross profit	51,943	19,443	118,767	86,205
Operating expenses
Sales and marketing expenses	(32,059)	(14,161)	(70,355)	(36,693)
General and administrative expenses	(51,266)	(21,821)	(115,544)	(81,522)
Research and development	(8,468)	(18,555)	(33,160)	(19,920)
Listing expenses	-	-	(215,570)	-
Other expenses	(19,290)	210	(35,032)	(9,205)
Operating loss	(59,140)	(22,599)	(350,894)	(61,135)

Financial income	25,060	3,530	54,962	6,528
Financial expenses	(11,050)	(7,423)	(42,542)	(21,508)
Net financial results	14,010	(3,893)	12,420	(14,980)

Loss before income tax	(45,130)	(26,492)	(338,474)	(76,115)
Income tax	970	503	8,644	7,741
Loss for the period / year	(44,160)	(25,989)	(329,830)	(68,374)
(1)The financial information contained in this earnings release has been audited by our external auditors and prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). However, such financial information has not yet been audited by our external auditors in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), which will be required in connection with the preparation of our 2022 annual report on Form 20-F, but is not yet complete. Accordingly, the financial information included in this earnings release is subject to change based on the completion of PCAOB procedures and further adjustments may be necessary to fully conform with PCAOB rules and standards.

Semantix Inc.
Condensed Consolidated Statement of Cash Flows (1)
(in BRL thousands)

	Year ended
	December 31,
	2022	2021
Loss for the year	(329,830)	(68,374)
Adjustments to reconcile loss for the year
Depreciation and amortization	17,816	7,950
Deferred income tax	(9,639)	(7,741)
Onerous contract	(7,772)	7,745
Fair value adjustment of derivatives financial instruments	(23,193)	(1,308)
Stock option plan	4,025	7,757
Listing expense	215,570	-
Loss on disposals of property and equipment	-	90
Trade and other receivables expected loss	15,320	8,950
Accounts receivable write-off and Write-off of creditor invoice	(4,885)	9,415
Provision for contingencies	3,942	6,148
Interest accrued	29,070	11,340
Interest paid	(29,268)	(5,116)
Change in operating assets and liabilities	(92,161)	6,840
Net cash outflow from operating activities	(211,005)	(16,304)
Purchase and development of intangible assets	(36,936)	(21,249)
Acquisition of subsidiaries net of cash acquired	(24,143)	-
Acquisitions of property and equipment	(498)	(618)
Net cash outflow from investment activities	(61,599)	(21,867)
Proceeds from exercise of stock options	276	-
Proceeds from non-controlling interest	-	5,018
Loans obtained	122,015	120,175
Acquisition of non-controlling interest	-	(47,888)
Payment of loans	(189,514)	(9,843)
Proceeds from SPAC merger, net	630,083	-
Purchase of treasury shares	(508)	-
Lease payments	(1,400)	(1,160)
Net cash inflow from financing activities	560,952	66,302
Increase in cash and cash equivalents	288,348	28,131
Cash and cash equivalents at the beginning of the year	52,149	25,936
Cash and cash equivalents at the end of the year	338,020	52,149
Effect of exchange rate changes	(2,477)	(1,918)
Increase in cash and cash equivalents	288,348	28,131

Supplemental non-cash flow information
New lease agreements	-	1,728
Remeasurement of lease agreement	211	(411)
Unpaid amount related to business combination	33,062	4,959
Other receivables related to the sale of non-controlling interest	-	5,018
(1)The financial information contained in this earnings release has been audited by our external auditors and prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). However, such financial information has not yet been audited by our external auditors in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), which will be required in connection with the preparation of our 2022 annual report on Form 20-F, but is not yet complete. Accordingly, the financial information included in this earnings release is subject to change based on the completion of PCAOB procedures and further adjustments may be necessary to fully conform with PCAOB rules and standards.

Semantix Inc.
Condensed Consolidated Statement of Financial Position (1)
(in BRL thousands)

	December 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	338,020	52,149
Trade receivables and other, net	139,546	36,525
Tax receivables	11,317	4,993
Prepaid expenses and other assets	35,060	18,603
PP&E, Intangible and right of use asset	156,110	81,159
Deferred tax asset	22,488	11,698
Derivatives financial instruments	-	1,308
Total current assets	519,169	111,686
Total non-current assets	183,372	94,749
Total assets	702,541	206,435

LIABILITIES
Loans and borrowings	78,671	146,594
Trade and other payables	106,023	78,389
Lease liabilities and other liabilities	66,348	34,459
Taxes payable	14,733	3,859
Derivatives financial instruments	6,412	-
Deferred income tax	8,929	7,029
Total current liabilities	181,390	142,030
Total non-current liabilities	99,726	128,300
Total liabilities	281,116	270,330

EQUITY
Share capital	425	55,818
Additional paid-in capital	872,771	-
Capital reserves	20,300	15,999
Other comprehensive income	(6,840)	(1,022)
Treasury shares	(508)	-
Accumulated loss	(468,869)	(140,477)
Non-controlling interests	4,146	5,787
Total equity	421,425	(63,895)
Total equity + liabilities	702,541	206,435
(1)The financial information contained in this earnings release has been audited by our external auditors and prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). However, such financial information has not yet been audited by our external auditors in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), which will be required in connection with the preparation of our 2022 annual report on Form 20-F, but is not yet complete. Accordingly, the financial information included in this earnings release is subject to change based on the completion of PCAOB procedures and further adjustments may be necessary to fully conform with PCAOB rules and standards.

Semantix Inc.
GAAP to Non-GAAP Adjusted EBITDA and Adjusted EBITDA Margin Reconciliations (9)
(in BRL thousand)

	Three Months Ended,
	December 31,
	2022	2021
Loss for the period	(28,488)	(25,993)
(+/-) Net interest income (expenses)	(8,089)	4,550
(+/-) Income tax	(970)	(482)
(+) Depreciation and amortization	5,791	3,154
EBITDA	(31,756)	(18,771)
(+) Data platform relaunch research expenses (1)	-	-
(+) Stock option expenses (2)	2,825	3,738
(+) Transaction expenses (3)	3,634	6,662
(+) Listing expenses (4)	-	-
(+) D&O Expenses (5)	7,720	-
(+) Earn-out payment expenses (6)	-	-
(+) Onerous contract provision expenses (7)	-	-
(+/-) Fair Value of Derivative Financial Instruments (8)	(8,777)	-
Adjusted EBITDA	(26,354)	(8,371)
Net Revenue	95,914	41,361
Adjusted EBITDA Margin	-27%	-20%

	Year Ended,
	December 31,
	2022	2021
Loss for the period	(329,830)	(68,374)
(+/-) Net interest income (expenses)	6,233	9,427
(+/-) Income tax	(8,644)	(7,720)
(+) Depreciation and amortization	18,211	8,009
EBITDA	(314,030)	(58,658)
(+) Data platform relaunch research expenses (1)	-	1,054
(+) Stock option expenses (2)	6,830	13,438
(+) Transaction expenses (3)	40,551	6,662
(+) Listing expenses (4)	215,569	-
(+) D&O Expenses (5)	7,722	-
(+) Earn-out payment expenses (6)	-	4,858
(+) Onerous contract provision expenses (7)	-	7,745
(+/-) Fair Value of Derivative Financial Instruments (8)	(25,660)	-
Adjusted EBITDA	(69,017)	(24,900)
Net Revenue	262,094	211,655
Adjusted EBITDA Margin	-26%	-12%
(1)Consists of isolated research expenses incurred in 2021 in connection with the redesign and relaunch of Semantix’s proprietary data platform with the purpose of enhancing its functionality.
(2)Consists of expenses related to stock option grants under our 2021 stock option plan and a stock option plan adopted by us in 2020, including payroll expenses in the amounts of R$2.8 million and R$0.7 million for the twelve-month periods ended December 31, 2022 and 2021, respectively.
(3)Consists of concentrated expenses of an extraordinary nature related to third-party advisory, support services, travelling and events incurred in connection with our business combination with a SPAC that are not expected to be ongoing.
(4)Consists of a one-time non-cash expense reflecting the accounting impact of the NASDAQ listing in accordance with IFRS 2.
(5)Consists of expenses related to D&O Insurance (directors’ and officers’ liability insurance).
(6)Consists of expenses related to earn-out payment to the former shareholders of LinkAPI.

(7)Consists of non-cash expenses recorded in 2021 under provisions relating to the early termination by a single client of a three-year contract to purchase third-party software in the early phases of Semantix’s U.S. operations, with such amount corresponding to Semantix’s ongoing payment obligations under an onerous contract with the third-party software supplier despite the early termination of the resale contract by Semantix’s client.
(8)Consists of gains from fair value of Semantix Warrants.
(9)The financial information contained in this earnings release has been audited by our external auditors and prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). However, such financial information has not yet been audited by our external auditors in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), which will be required in connection with the preparation of our 2022 annual report on Form 20-F, but is not yet complete. Accordingly, the financial information included in this earnings release is subject to change based on the completion of PCAOB procedures and further adjustments may be necessary to fully conform with PCAOB rules and standards.

Investor Contact
Adriano Alcalde
Chief Financial Officer & IR
ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br
Source: Semantix, Inc